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                                                             EXHIBIT(a)(1)(viii)


                           [LANDAIR CORPORATION LOGO]

                                                                    NEWS RELEASE

Contact:   Richard H. Roberts
           Senior Vice President
           (423) 636-7000

         LANDAIR CORPORATION ANNOUNCES ENGAGEMENT OF FINANCIAL ADVISORS
                              BY SPECIAL COMMITTEE

GREENEVILLE, TENNESSEE - November 27, 2002 - Landair Corporation (NASDAQ-LAND) announced that the Special Committee of its Board of Directors has engaged McDonald Investments Inc. and Morgan Keegan & Company, Inc. as financial advisors to assist the committee in reviewing the buy-out proposal previously received from Scott M. Niswonger and John A. Tweed and soliciting interest in a potential alternative transaction resulting in a sale of the entire Company to a third party.

On October 11, 2002, Landair announced that it had received a buy-out proposal from Scott M. Niswonger, its Chairman of the Board and Chief Executive Officer, and John A. Tweed, its President and Chief Operating Officer. Under the proposal, as set forth in a letter to Landair's Board of Directors, Messrs. Niswonger and Tweed would acquire all of the outstanding shares of common stock of Landair not already owned by them for $13.00 per share payable in cash. Messrs. Niswonger and Tweed currently own approximately 58% and 13% of the outstanding shares of Landair, respectively. In their letter, Messrs. Niswonger and Tweed indicated that their offer is contingent upon their ability to arrange suitable financing for the transaction.

Shortly after receipt of the buy-out proposal, the Company's Board of Directors formed a Special Committee composed of independent directors to evaluate the proposal. The Special Committee consists of three independent board members, Jerry T. Armstrong, C. John Langley, Jr. and Courtney J. Munson.

Landair Corporation is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.

The proposed acquisition may be completed only in accordance with applicable state and federal laws including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. A merger or tender offer for the outstanding shares of Landair Corporation common stock has not yet commenced. If a merger or tender offer commences, each security holder of Landair Corporation should read the proxy statement or tender offer statement when it becomes available because it will contain important information about the merger or tender offer. Once a filing is made, security holders of Landair Corporation can obtain the proxy statement or tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

This press release and statements made by Landair in reports to its shareholders and public filings, as well as oral public statements by Landair representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers.